Mail Stop 4561

December 22, 2008

Randy E. Mayor
Chief Financial Officer
Home BancShares, Inc.
719 Harkrider Street, Suite 100
Conway, Arkansas 72032

> **Re:** **Home BancShares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 21, 2008**
> **File No. 0-51904**

Dear Mr. Mayor:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments.

Sincerely,

William Friar
Senior Financial Analyst